REG TECHNOLOGIES, INC.

NEWS RELEASE

Reg Technologies, Inc.
(The “Company”)

SYMBOL: RRE.V / OTC BB: REG RF
OTC BB: RGUS

June 5, 2007
REGI U.S., INC. / REG TECHNOLOGIES INC. Announce RADMAX® Pump Achieves First Testing Milestone

For Immediate Release: June 5, 2007. Vancouver, BC - REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) and Reg Technologies Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) today announced the following RadMax® product development status as reported by Robert Grisar, Vice President of Engineering for the RadMax® / Rand Cam™ technology:

  Initial performance measurements of prototype of RadMax® pump complete.

  Proprietary RadMax® radial shaft seals have eliminated leakage between rotors and cams while allowing free movement between the surfaces.

  Axial Vane Positive Displacement Pump achieves more than 1600 GPM at 3600 RPM - more than 80% efficient.

  Long-term endurance testing underway to validate pump durability and performance.

John Robertson, President of REGI U.S., Inc. and Reg Technologies Inc., states, "The pump applications will be a major milestone in commercializing the RadMax® technologies.

ABOUT REGI U.S., INC.
REGI U.S., Inc. owns the U.S. rights to the Rand Cam™/RadMax® rotary technology used in the revolutionary design of light weight and high efficiency engines, compressors and pumps. The RadMax ® engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and parent company Reg Technologies Inc. are currently designing and testing prototype RadMax® diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson
President

Contacts: REGI U.S., Inc
John Robertson, 1-800-665-4616

Forward-Looking Statements

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.

240 – 11780 Hammersmith Way, Richmond, B.C. V7A 5E9
Phone: (604) 278-5996    Fax: (604) 278-3409    Toll Free: (800) 665-4616
www.regtech.com